Exhibit 99.1

FOR RELEASE June 2, 2011, immediately

 DPEM Survey at Tower Discovers Massive Sulphide Anomalies

TORONTO, Ontario. Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) today reported that its option partner in central Manitoba on the Tower Property, Rockcliff Resources Inc. (TSXV: RCR), recently completed a surface DPEM geophysical survey over the high grade Tower Copper Deposit. The survey has identified potential extensions of the deposit and a new “priority one” massive sulphide anomaly adjacent to it. The Tower Deposit is a high grade copper deposit within a newly defined twelve km long VMS corridor located within the property. Rockcliff’s next drill program at Tower will target the deposit and its extensions and the adjacent massive sulphide anomaly.

The DPEM survey outlined the Tower Deposit as having a north-south strike length of approximately 700m, a steep easterly dip and a steep northerly plunge to significant depths of at least 700m vertical. Rockcliff’s recently completed drill program tested the deposit to a vertical depth of 300m. Potential extensions north and south of the deposit were also identified in the survey.

The DPEM survey also discovered the T-3 massive sulphide anomaly along the flanks of a magnetic high and located approximately 800m west of the Tower Deposit. The T-3 massive sulphide anomaly mirrors the Tower Deposit in size, conductance and is north-south striking and east dipping. The T-3 anomaly has never been drill tested and has significant potential to host VMS mineralization similar to that of the Tower Deposit.

To earn a 70% interest in the property, Rockcliff must pay $150,000 in incremental payments to Pure Nickel Inc. over four years and will be required to incur aggregate exploration expenditures totalling $4,000,000 over four years; $2,000,000 over two years to earn a 50% working interest and a further $2,000,000 to earn a further 20% working interest. For additional information please refer to the February 21, 2008 news release.

Ken Lapierre P.Geo., President and CEO of Rockcliff Resources Inc. is a Qualified Person in accordance with Canadian regulatory requirements as set out in NI 43-101, and is responsible for the information in this press release.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward-looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations	CHF Investor Relations	Pure Nickel Inc.
Jeff Walker	Cathy Hume	David McPherson
T. (888) 221-0915	T. (416) 868-1079	President and CEO
Email: info@howardgroupinc.com	Email: cathy@chfir.com	T. (416) 644-0066
Website: www.howardgroupinc.com	Website: www.chfir.com	Email: info@purenickel.com
Website: www.purenickel.com